VIA EDGAR

September 24, 2020

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	TIAA-CREF Funds Post-Effective Amendment No. 131 to the Registration Statement on
Form N-1A (File Nos. 333-76651 and 811-09301)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the TIAA-CREF Funds (the “Registrant”) on behalf of two of its series, TIAA-CREF Lifecycle 2065 Fund and TIAA-CREF Lifecycle Index 2065 Fund (each a “Fund” and collectively, the “Funds”), hereby requests that the effective date of Post-Effective Amendment No. 131 to the Registration Statement on Form N-1A (“Registration Statement”) be accelerated so that the Registration Statement may become effective at 8:30 A.M. Eastern Time, on Wednesday, September 30, 2020, or as soon as practicable thereafter.

In connection with this request, the Registrant hereby acknowledges that (i) should the U.S. Securities and Exchange Commission (“Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, such action will not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, will not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Registrant may not assert such action as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

In connection with this request, Nuveen Securities, LLC, the underwriter for the Funds, has also signed this letter requesting acceleration.

The Registrant requests that notification of such effectiveness be made by telephone call to Jeremy D. Franklin, Nuveen, at 704-988-4101 or by email at Jeremy.Franklin@nuveen.com.

Very truly yours,

TIAA-CREF FUNDS		NUVEEN SECURITIES, LLC

By:	/s/ Rachael Zufall	By:	/s/ Lucas A. Satre
Name:	Rachael Zufall	Name:	Lucas A. Satre
Title:	Managing Director, Associate General Counsel	Title:	Managing Director, Secretary and
	and Assistant Secretary		General Counsel